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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

658 CLAIREMONT AVENUE

(No. and Street)

DECATUR	GEORGIA	30030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPA'S PC

(Name – *if individual, state last, first, middle name*)

3535 Roswell Road, Suite 32	MARIETTA	GEORGIA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, D. BRUCE CHURCH _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHURCH, GREGORY, ADAMS SECURITIES CORPORATION _____, as of DECEMBER 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS   EXHIBIT

    STATEMENT OF FINANCIAL CONDITION   A

    STATEMENT OF OPERATIONS   B

    STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY   C

    STATEMENT OF CASH FLOWS   D

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTARY SCHEDULE I – COMPUTATION OF NET CAPITAL

SUPPLEMENTARY SCHEDULES II AND III

INDEPENDENT ACCOUNTANT'S REPORT ON EXEMPTION

EXEMPTION REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Church Gregory Adams, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Church Gregory Adams, Inc.(The Company) as of December 31, 2018, the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2018 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that response to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Church Gregory Adams, Inc.'s financial statements. The supplemental information is the responsibility of Church Gregory Adams, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

[signature: Goldman + Company CPA's PC]

We have served as the Company's auditor since 2013.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2019

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2018
Cash & Cash Equivalents (Including $34,040 in money market funds)	$ 58,323
Securities Owned at Fair Value (Note C)	142,062
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $8,784	0
TOTAL ASSETS	$ 200,385

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Deferred Tax (Note A)	$ 7,731
TOTAL LIABILITIES	$ 7,731

SHAREHOLDER'S EQUITY (EXHIBIT C)

Common Stock - $1 par Value, 50,000 Shares Authorized, 19,800 Shares Issued and Outstanding	$ 19,800
Retained Earnings	172,854
TOTAL SHAREHOLDER'S EQUITY	$ 192,654
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 200,385

The Accompanying Notes are an Integral Part of these Financial Statements

STATEMENT OF OPERATIONS

		Year Ended December 31, 2018
REVENUE		
Mutal Fund and Advisory income	$	105,370
Unrealized Gain (Loss) on securities owned		(15,054)
Interest and dividend income		4,101
Total Revenue	$	94,417
COSTS AND EXPENSES		
Compensation	$	48,000
Occupancy		37,000
Communications		9,547
Other		10,311
Total Costs and Expenses	$	104,858
Income (Loss) Before Income Tax Provision	$	(10,441)
Income Tax Benefit (Note D)		3,011
Net Loss	$	(7,430)

The Accompanying Notes are an Integral part of these Financial Statements.

	Common Shares	Stock Amount	Retained Earnings	Shareholder's Equity
BALANCE - December 31, 2017	19,800 $	19,800 $	180,284 $	200,084
Net Loss			$ (7,430) $	(7,430)
BALANCE - December 31, 2018	19,800 $	19,800 $	172,854 $	192,654

The Accompanying Notes are an Integral part of these Financial Statements.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

	December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (7,430)
Adjustments to reconcile Net Loss to Net Cash provided (used) in operating activities:	
Deferred Tax	(3,011)
Unrealized Loss on securities owned	15,054
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,613
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,613
CASH & CASH EQUIVALENT AT BEGINNING OF YEAR	53,710
CASH & CASH EQUIVALENT AT END OF YEAR	$ 58,323

The Accompaning Notes are an Integral part of these Financial Statements.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE A – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

<u>Description of Business:</u> Church, Gregory, Adams Securities Corporation (the "Company") a Georgia Corporation was formed October 8, 1975, primarily for the purpose of qualifying and operating as a Broker-Dealer of Limited Partnership interest in real estate partnerships and other securities. The company is registered with the Securities and Exchange Commission and various States' securities commissions and is a member of FINRA. Pursuant to the registration, the Company must maintain minimum net capital of $50,000 and is not authorized to hold securities for funds for customers.

<u>Basis of Accounting:</u> The Company prepares its financial statements on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States.

<u>Revenue Recognition:</u> On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within is scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include:

a. Investment Advisory

b. Interest and dividend income

c. Mutual fund and 12b-1 fees

The company elected the modified retrospective approach of adoption; therefore, prior period balances are presented under legacy GAAP and may not be comparable to current year presentation.

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

<u>Cash and Cash Equivalents:</u> Cash and cash equivalents include cash on hand and money investments. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

NOTE A – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

<u>Securities Owned:</u> Securities owned are carried at fair value in accordance with FASB ASC 820, fair value measurements.

Realized gains and losses on disposition are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on marketable securities is based on the difference between cost basis and fair value of each security.

Fair Value: The Company classifies its investment assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements. FASB ASC 820 establishes a hierarchy of inputs to fair value measurements as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs that derived principally from or corroborated by observable market data.

Level 3 – Inputs that are unobservable and significant to the overall fair value measurement.

All of the Company's investments are common stocks of publicly traded companies and are considered Level 1 investments.

<u>Furniture and Office Equipment:</u> Furniture and Office Equipment are recorded at cost and depreciated over a five year estimated useful life using accelerated methods.

<u>Customer Concentrations:</u> Three customers represent 88% of total assets under management.

<u>Income Taxes:</u> The Company has elected to be taxed under the C Corporation rules of the Internal Revenue code and accounts for income taxes using the assets and liability method in accordance with FASB ASC 740, *Accounting for Income Taxes.*

Management does not believe there are any uncertain tax positions as defined by the FASB ASC 740, *Accounting for Income Taxes.*

Deferred taxes at December 31, 2018 arise primarily from differences in income using the cash basis of accounting for the tax return and generally accepted accounting for book income. The Company also has net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are covered or settled.

NOTE A – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Deferred Taxes
The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

The components of income tax provisions are as follows:

	2018		
	Total	Deferred	Current
Federal	$2108	$2108	$0
State	$ 903	$ 903	$0
	$3011	$3011	$0

Deferred Tax Liabilities as of December 31, 2018 consist of the following: Deferred Tax Liability of $7,731 arising from unrealized gains on investment.

Date of Management Review: The Company management has evaluated events and transactions from potential recognition or disclosure in the financial statements through February 15, 2019, the date as of which the financial statements were issued.

NOTE B – RELATED PARTY TRANSACTIONS

The Company occupies office space which is owned by an affiliate and has an agreement with the affiliate, whereby it reimburses overhead expenses to the affiliate on a pro rata basis. The terms are month-to-month. During 2018, the Company paid occupancy related expenses on behalf of the affiliate in the amount of $18,500 in lieu of office rent. This is included in occupancy on the Statement of Operations.

The Company paid it's affiliate for clerical assistance in the amount of $18,500 in 2018. The amount is based on estimated time spent on the Broker/Dealer as per terms of the expense sharing agreement. This amount is included in occupancy on the Statement of Operations.

The Company periodically accrues and pays compensation to its owner on a discretionary basis. Amounts paid to the owner during 2018 aggregated $48,000.

NOTE C – SECURITIES OWNED

At December 31, 2018, securities owned consisted of publicly traded common stocks with a fair value of $142,062, a cost of $103,408 and an unrealized gain of $38,654.

NOTE D – NET OPERATING LOSS

As of December 31, 2018, the Company had Federal and Georgia net operating loss carryforwards that may be used to offset future taxable income of approximately $3,935. The loss carryforwards are due to expire in the year 2034.

NOTE E – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform new Capital Rule (SEC Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2018 the Company had net capital of $162,309 which was $112,309 in excess of its required net of $50,000. The Company's ratio of aggregate indebtedness to net capital was .04763 to 1 at December 31, 2018.

NOTE F – REVENUE FROM CONTRACTS WITH CUSTOMERS

<u>Investment Advisory Fees:</u>

The company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

<u>Mutual Fund (pooled investment vehicles) and 12b-1 fees:</u>

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2018

Computation of Net Capital:

Total Stockholder's Equity from Balance Sheet	$	192,654
Less non-allowable assets		-
Net capital before haircuts and undue concentrations	$	192,654
Less haircuts on money market funds		680
Less haircuts on marketable securities		21,309
Less undue concentrations on marketable securities		8,356
Net Capital	$	162,309

Computation of Aggregate Indebtedness:		
Liabilities	$	7,731
Percent of aggregate indebtedness to net capital		5%
Basic Net Capital Requirement:		
Net Capital (above)		162,309
Minimum net capital requirement		50,000
Excess net capital	$	112,309

*Note: There are no material differences between
the preceding computation and the companies corresponding
unaudited part II of Form X-17a-5 as of December 31, 2018.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES & EXCHANGE COMMISSION

The company is exempt from compliance with Rule 15C3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule. The company does not carry security accounts for Customers or performs custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2018.

SCHEDULE III

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES & EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15C3-3 under The Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Church, Gregory, Adams Securities Corporation

We have reviewed management's statements, included in Church, Gregory, Adams Securities
Corporation Broker Dealers Annual Exemption Report, in which Church, Gregory, Adams Securities
Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Church,
Gregory, Adams Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i)
(the "exemption provisions") and Church, Gregory, Adams Securities Corporation stated that
Church, Gregory, Adams Securities Corporation met the identified exemption provisions throughout
the most recent fiscal year without exception. Church, Gregory, Adams Securities Corporation's
management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included inquiries and other required procedures
to obtain evidence about Church, Gregory, Adams Securities Corporation's compliance with the
exemption provisions. A review is substantially less in scope than an examination, the objective of
which is the expression of an opinion on management's statements. Accordingly, we do not express
such an opinion.

Based on our review, we are not aware of any material modifications that should be made to
management's statements referred to above for them to be fairly stated, in all material respects, based
on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of
1934.

Goldman & Company, CPA's, P.C.
Marietta, GA
February 15, 2019

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2018

We, as members of management of Church, Gregory, Adams Securities Corporation (the Company) are responsible for complying with 17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15C3-3: (k) (the "exemption provisions". Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R. 15C3-3(k) under which the Company claimed an exemption from 17 C.F. R. 240.15C3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

The Company is exempt from the provisions of 17 C.F. R. 240.15C3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, Customers.

Church, Gregory, Adams Securities Corporation

Date: FEB 15, 2019

D. Bruce Church, President

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED

DECEMBER 31, 2018